# Prime Lightworks Inc.



# ANNUAL REPORT

Prime Lightworks Inc.
2909 Oregon Ct Ste C12
Torrance, CA 90503
http://www.primelightworks.com

This Annual Report is dated May 25, 2020.

## Company:

Company: Prime Lightworks Inc.
Address: 2909 Oregon Ct Ste C12, Torrance, CA 90503
State of Incorporation: DE
Date Incorporated: September 29, 2015

## Terms:

Equity

Offering Minimum: $9,999.24 | 4,854 shares of Common Stock
Offering Maximum: $1,069,999.02 | 519,417 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.06
Minimum Investment Amount (per investor): $199.82

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

## Perks and Investment Bonuses:

Early Bird

First 48 hours - Friends and Family Early Birds | 10% bonus shares

Next 5 days - Early Bird Bonus | 5% bonus shares

Volume

$500+ (Tier 1 perk) | Stickers w/ Company Logo

$1,000 (Tier 2 perk) | T-Shirt w/ Company Logo

$2,500+ (Tier 3 perk) | USB Drive w/ Company Logo

$5,000+ (5% bonus shares) | Name Etched on Prototype

$20,000+ (10% bonus shares) | Visit to HQ in Los Angeles, CA

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Prime Lightworks Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.06 per share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $206. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**BUSINESS**

*Company Overview*

Prime Lightworks intends to make electric propulsion systems for space satellites that are solar powered, fully renewable, and consume zero fuel. Based on physical analysis and software simulations, we have reason to believe our CubeSat electric propulsion systems will increase spacecraft lifetime and reliability, while eliminating spacecraft fuel entirely and drastically reducing launch vehicle size and fuel emissions. We have a patent pending on our CubeSat version of the NASA-tested radio frequency (RF) resonant cavity thruster, also called EmDrive. As currently designed, our propulsion system is modular and scalable to support all satellite mission architectures. Our mission is to enable interplanetary space travel while eliminating emissions from aerospace propulsion and drastically reducing cost and waste.

*Competitors and Industry*

Our target market is hardware manufacturing of satellite propulsion systems, a Total Addressable Market (TAM) of $1B per year. This is part of a much larger market for hardware manufacturing of

satellites, a market of $15B per year, within the overall $260B per year global satellite industry. Our potential customers are satellite manufacturers who purchase electric propulsion systems for mission integration, a beachhead market of $170M per year, projected to grow to $630M per year by 2024.

Conventional satellite propulsion is divided between chemical (e.g. Northrop Grumman) and electric (e.g. Busek). In both cases, mass propellant, either fuel and oxidizer or ions, are required for a thrust reaction and to achieve delta-velocity (Delta-V) for orbital maneuvering. Our technology will require no fuel, instead providing thrust from fully renewable solar power. We believe we can save satellite manufacturing customers 20-50% in fuel mass, corresponding to an average of $2-5M savings per satellite launch (e.g. 200-500kg mass reduction per average 1,000kg satellite at $10K per kg launch cost).

*Current Stage and Roadmap*

We plan to complete our prototype proof-of-concept thrust measurements in vacuum within 12-18 months. Thrust measurements with our initial RF power electronics enclosure in 2018 and 2019 showed positive results. However, reversing the directions of our components, and adding magnetic shielding to our RF power electronics enclosure, indicated measured thrust was false positive due to torque interaction of Earth's magnetic field with magnetic field from the high-power direct current (DC) cables in our RF power electronics enclosure. We presented these initial test results at SmallSat Conference on August 7, 2019.

Now that we have added magnetic shielding to our RF power electronics enclosure, and eliminated the false positive thrust due to magnetic torque interactions, our next steps are to increase the thrust sensitivity of our torsion pendulum thrust measurement system, and increase the thrust production using our new RF frequency lock loop to match the return loss (S11) resonant frequency of our RF cavity thruster. This will require 12-18 months of prototype proof-of-concept thrust measurements in vacuum and will cost up to $1.07M for operations and capital expenditures.

Once we have validated prototype thrust measurements in a laboratory environment, we plan to build and launch a spaceflight demonstration mission over 12-24 months from 2021-2022. The cost to launch our prototype electric propulsion technology into space for thrust measurements in Earth orbit could be $1M or more, while the cost of Company operations to support our spaceflight program could be $5M or more, which means the chances are very high we will need to raise additional funding. Pending spaceflight heritage and qualification of our product mission demonstration on orbit and in space, we expect to begin generating initial sales revenue starting 2022, with market intrusion of electric propulsion manufacturing.

## PREVIOUS OFFERINGS

Between December 20, 2019 and December 31, 2019, we sold 0 shares of common stock in exchange for $2.06 per share under Regulation Crowdfunding.

Subsequent to December 31, 2019, we sold 108,772 shares of common stock in exchange for $2.06 per share under Regulation Crowdfunding as of May 25, 2020.

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: Startup Costs
  Date: October 6, 2015
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $15,000.00
  Number of Securities Sold: 705,883
  Use of proceeds: Startup Costs
  Date: January 1, 2016
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $6,450.93
  Number of Securities Sold: 303,573
  Use of proceeds: Startup Costs
  Date: May 30, 2016
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $4,800.00

Number of Securities Sold: 16,000
Use of proceeds: Research & Development
Date: November 14, 2017
Offering exemption relied upon: Rule 701

- Name: Common Stock

Type of security sold: Equity

Final amount sold: $3,200.00

Number of Securities Sold: 8,000

Use of proceeds: Research & Development

Date: November 14, 2017
Offering exemption relied upon: Rule 701

- Name: Common Stock

Type of security sold: Equity

Final amount sold: $224,070.32

Number of Securities Sold: 108,772

Use of proceeds: Research & Development

Date: May 25, 2020
Offering exemption relied upon: Regulation Crowdfunding

- Type of security sold: Convertible Note

Final amount sold: $13,549.07
Use of proceeds: Startup Costs
Date: May 30, 2016
Offering exemption relied upon: 506(b)

- Type of security sold: SAFE

Final amount sold: $100,000.00
Use of proceeds: Research & Development
Date: June 15, 2016
Offering exemption relied upon: 506(b)

- Type of security sold: SAFE

Final amount sold: $75,000.00
Use of proceeds: Research & Development
Date: July 12, 2016
Offering exemption relied upon: 506(b)

- Type of security sold: SAFE

Final amount sold: $75,000.00

Use of proceeds: Research & Development

Date: July 28, 2016

Offering exemption relied upon: 506(b)

- Type of security sold: SAFE

Final amount sold: $300,000.00

Use of proceeds: Research & Development

Date: July 29, 2016

Offering exemption relied upon: 506(b)

- Type of security sold: SAFE

Final amount sold: $200,000.00

Use of proceeds: Research & Development

Date: August 31, 2016

Offering exemption relied upon: 506(b)

- Type of security sold: SAFE

Final amount sold: $50,000.00

Use of proceeds: Research & Development

Date: August 31, 2016

Offering exemption relied upon: 506(b)

- Type of security sold: SAFE

Final amount sold: $50,000.00

Use of proceeds: Research & Development

Date: September 30, 2016

Offering exemption relied upon: 506(b)

- Type of security sold: SAFE

Final amount sold: $100,000.00

Use of proceeds: Research & Development

Date: November 14, 2016

Offering exemption relied upon: 506(b)

- Type of security sold: SAFE

Final amount sold: $250,000.00
Use of proceeds: Research & Development
Date: May 08, 2017
Offering exemption relied upon: 506(b)

- Type of security sold: SAFE

Final amount sold: $300,000.00
Use of proceeds: Research & Development
Date: June 21, 2018
Offering exemption relied upon: 506(b)

- Type of security sold: SAFE

Final amount sold: $100,000.00
Use of proceeds: Research & Development
Date: February 01, 2019
Offering exemption relied upon: 506(b)

- Type of security sold: SAFE

Final amount sold: $125,000.00
Use of proceeds: Research & Development
Date: May 10, 2019
Offering exemption relied upon: 506(b)

- Type of security sold: SAFE

Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: July 17, 2019
Offering exemption relied upon: 506(b)

- Type of security sold: SAFE

Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: August 28, 2019
Offering exemption relied upon: 506(b)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
## AND RESULTS OF OPERATION

**Operating Results – 2019 Compared to 2018**

The Company is pre-revenue and has been incurring expenses to support our prototype research and development test campaign and satellite electric propulsion system go-to-market sales strategy. Since inception the Company has participated in the following incubator programs (Y Combinator; Greentown Labs; Cleantech Open; Starburst Accelerator; and Los Angeles Cleantech Incubator) and obtained funding through these programs and through our founder and officers.

Since incorporating in 2015, Prime Lightworks has raised $1.878M seed funding from founders, angel investors, and venture capital, in addition to $224K so far disbursed from our StartEngine Regulation Crowdfunding campaign as of May 25, 2020. We have prior authorization through Board Consent to raise an additional $1.725M seed funding through Simple Agreement for Future Equity (SAFE). Depending on the relative success of this StartEngine Regulation Crowdfunding campaign (up to $1.07M) and our continued bridge seed funding on SAFE from accredited investors (up to $1.725M), funds raised from the crowdfunding campaign will make up between 38-100% of the total funds our Company will have after fundraising.

**Liquidity and Capital Resources**

As of December 31, 2019, the Company had cash in the amount of $5,375. Cash went from $87,018 in 2018 to $5,375 in 2019 as the Company continued spending on payroll, acquisition of capital assets including box furnace, glove box, prototype electronics, and thrust measurement equipment.

On December 20, 2019, the Company launched our Regulation Crowdfunding campaign on StartEngine. As of May 25, 2020, the Company has received disbursements in the amount of $224,070 from StartEngine Regulation Crowdfunding. This investment capital has allowed the Company to remain liquid and maintain normal business operations. On May 12, 2020, the Company received a Paycheck Protection Program (PPP) loan in the amount of $47,838 from Wells Fargo through the Small Business Administration (SBA). The company intends to raise additional equity capital in the future, pending R&D and customer milestones. As of May 25, 2020, the Company had cash in the amount of $82,832.

The Company has a credit card from Wells Fargo with an interest rate of 14.24% on purchases and an outstanding balance of $22,118 as of May 25, 2020.

The Company has two credit cards from American Express with an interest rate of 20.24% on purchases and an outstanding balance of $769 as of May 25, 2020.

The Company has a credit card from Capital One with an interest rate of 19.24% on purchases and an outstanding balance of $9,865 as of May 25, 2020.

The Company has a PayPal loan with an interest rate of 19.96% on purchases and an outstanding balance of $0 as of May 25, 2020.

The Company has a convertible note that bears no interest and an outstanding balance of $13,549 as of May 25, 2020.

The Company received $1,825,000 from convertible SAFE notes as of May 25, 2020.

The Company has a Loan from Shareholders with no interest rate and no maturity date and an outstanding balance of $17,000 as of May 25, 2020.

The Company has a Paycheck Protection Program (PPP) loan from Wells Fargo with an interest rate of 1.00% and an outstanding balance of $47,838 as of May 25, 2020.

**Debt**

- Creditor: SAFE Notes
Amount Owed: $1,825,000.00
Interest Rate: 0.0%
Maturity Date: N/A
The company received $1,825,000 from convertible SAFEs notes as of May 25, 2020.

- Creditor: Convertible Notes
Amount Owed: $13,549.07
Interest Rate: 0.0%
Maturity Date: May 30, 2026
The company has a convertible note that bears no interest and an outstanding balance of $13,549 as of May 25, 2020.

- Creditor: Shareholder Loan
Amount Owed: $17,000.00
Interest Rate: 0.0%
The Company has a Loan from Shareholders with no interest rate and no maturity date and an outstanding balance of $17,000 as of May 25, 2020.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kyle Bernard Flanagan

Kyle Bernard Flanagan's current primary role is with the Issuer. Positions and offices currently held with the issuer:

- Position: Sole Director (Full Time)

Dates of Service: October 05, 2015 — Present

Responsibilities: Authorize board consents, elect officers, authorize equity incentive plan, authorize fundraising.

- Position: CEO, President, CFO/Treasurer, Secretary (Full Time)

Dates of Service: October 05, 2015 — Present

Responsibilities: Authorize engagements, file tax forms, manage employees, manage budget, intellectual property protection, prototype development, generate growth/users/revenue.

Executive Salary: $120,000 per year. Equity: 4,000,000 shares.

Name: Peter Clinton Dohm

Peter Clinton Dohm's current primary role is with the Issuer. Positions and offices currently held with the issuer:

- Position: VP Engineering (Full Time)

Dates of Service: May 17, 2019 — Present

Responsibilities: Research & Development (R&D) of radio frequency (RF) resonant cavity thruster propulsion system.

Officer Salary: $67,500 per year. Equity: 24,000 shares; 16,000 options.

- Position: RF Design Engineer (Full Time)

Dates of Service: July 01, 2016 — Present

Responsibilities: Research & Development (R&D) of radio frequency (RF) resonant cavity thruster propulsion system.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of May 25, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Ownership Percentage |
|---|---|---|---|
| Kyle Bernard Flanagan | 4,000,000 | Common Stock | 75.99% |

## RELATED PARTY TRANSACTIONS

- Name of Entity: Atrium

Names of 20% owners: Justin Kan

Relationship to Company: It is owned by a shareholder of the Company.

Nature / amount of interest in the transaction: The Company executed an engagement letter to a monthly subscription in the amount of $2,000 per month on June 26, 2019 with Atrium for legal advisory services. This agreement terminated effective December 31, 2019.

Material Terms: Atrium is owned by Justin Kan, who has an equity stake in Y Combinator Investments, LLC. Y Combinator Investments, LLC is a Company stockholder that owns 303,573 shares and the holder of the convertible note issued by the Company as discussed in note 3 on page 9 of the reviewed financial statements.

# OUR SECURITIES

The Company has authorized Common Stock, Convertible Security, and Simple Agreement for Future Equity (SAFE). As part of the Regulation Crowdfunding raise, the Company will be offering up to 519,417 shares of Common Stock.

*Common stock*

The amount of security authorized is 10,000,000 with a total of 5,264,011 outstanding.

*Voting Rights*

Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

*Material Rights*

The total amount of 5,264,011 shares of common stock outstanding includes granted but unexercised stock options for 169,916 shares of common stock and unexercised warrants for 128,339 shares of common stock.

*Convertible Securities*

The security will convert into Preferred stock and the terms of the Convertible Security are outlined below:

Amount outstanding: $13,549.07
Maturity Date: May 30, 2026
Interest Rate: 0.0%
Discount Rate: None
Valuation Cap: None
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $5,000,000

*Material Rights*

There are no material rights associated with Convertible Security.

*Simple Agreement for Future Equity (SAFE)*

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $100,000.00
Interest Rate: 0.0%
Discount Rate: None
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $250,000

*Material Rights*

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

*Simple Agreement for Future Equity SAFE)*

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $75,000.00
Interest Rate: 0.0%
Discount Rate: 75.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $250,000

*Material Rights*

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

*Simple Agreement for Future Equity (SAFE)*

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $375,000.00
Interest Rate: 0.0%
Discount Rate: 75.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000

*Material Rights*

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

*Simple Agreement for Future Equity (SAFE)*

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $300,000.00
Interest Rate: 0.0%
Discount Rate: None
Valuation Cap: None
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000

*Material Rights*

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

*Simple Agreement for Future Equity (SAFE)*

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $975,000.00
Interest Rate: 0.0%
Discount Rate: None
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000

*Material Rights*

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

## What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of

shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).


**RESTRICTIONS ON TRANSFER**


The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)     to the Company;
(2)     to an accredited investor;
(3)     as part of an offering registered with the SEC; or
(4)     to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

**Uncertain Risk**
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford  the loss of their entire investment. Furthermore, the purchase of any of the Company common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the

information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

**We are an early stage Company and have no revenues and a limited operating history.**
The Company has a short history, no current customers, and no revenue. Prime Lightworks Inc. has incurred a net loss and has had no revenues generated since inception. Further, under the best scenarios, we do not intend to make our first sales prior to 2022, which means we will have no revenues or profits until then, and likely no profits, if at all, for several years after that. If you are investing in this Company, it's because you think that radio frequency (RF) resonant cavity propulsion is a good idea, that the team will be able to successfully market and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

**We currently do not have any operational products and developing new products and technologies entails significant risks and uncertainties.**
We are currently in the research and development stage and have only manufactured a prototype for our radio frequency (RF) resonant cavity propulsion system – our only product. Delays or cost overruns in the development of our propulsion systems and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. For instance, we had to rework our system design after the thrust measurements with our initial RF power electronics enclosure in 2018 and 2019 showed false positive results. Further, as we are still in the research and development phase, we may never produce a product that does what we anticipate it to do, or even if we do that product may not be marketable. Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. Any failure of our system, or even the satellite of our clients could harm us both monetarily and make us suffer reputational harm. Any of these events could materially and adversely affect our operating performance and results of operations.

**We are reliant on one main type of product.**
All of our proposed products are variants on one type of product, an electric propulsion system. Our future revenues are therefore dependent upon the market for that system.

**This is a new and unproven technology.**
Our electric propulsion technology is a completely new product that we have recently introduced into a field currently using conventional satellite propulsion (divided between chemical and electric). Regardless of any current perceptions of the market, it is entirely

possible that our electric propulsion technology will not gain significant acceptance with any group of customers.

**We face significant market competition.**

We will compete with larger, more established companies who currently have products on the market and/or various respective product development programs. Conventional satellite propulsion is divided between chemical (e.g. Northrop Grumman) and electric (e.g. Busek). They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify in the future.

**Insufficient Funds**

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will need to raise additional funds in the future, in order to complete some of our benchmarks described above including, completing the proof of concept measurements, space flight demonstration and manufacturing our initial orders. If the Company can't get those funds, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

**We have applied for a utility patent and there is no guarantee the patent will be approved.**

The Company's intellectual property such as patent pending, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

**We have applied for a patent that we might not be able to protect properly.**

One of the Company's most valuable assets is its intellectual property. The Company has applied for a utility patent and three trademarks. The Company owns numerous Internet domain names and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual

property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

**Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective.**

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patent pending unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patent pending, trademarks, and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

**We depend on key personnel and face challenges recruiting needed personnel.**

Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Kyle Bernard Flanagan, our co-founder and Vice President of Engineering, Peter Clinton Dohm, and our engineering and production teams. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

**Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.**

Our ability to sell our product is dependent on outside government regulations such as the FAA (Federal Aviation Administration), FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell our product and therefore your investment in the Company may be affected.

**We rely on third parties to provide services essential to the success of our business.**

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, accounting, legal work, public relations, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these services could materially and adversely

affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

**The Company is vulnerable to hackers and cyber-attacks.**

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Prime Lightworks Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Prime Lightworks Inc. could harm our reputation and materially negatively impact our financial condition and business.

**Majority of outstanding Common Stock held by our CEO**

To date, the Company's CEO and Sole Director, Kyle Bernard Flanagan, owns 4,000,000 shares of Common Stock which represents 75.99% of the issued Common Stock, granted stock options, and outstanding warrants. Mr. Flanagan currently holds 75.99% of the Company's voting stock and at the conclusion of this offering will continue to hold a majority of the Company's Common Stock and granted stock options. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

**Minority Holder; Securities with Voting Rights**

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

**Any valuation at this stage is difficult to assess.**

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

**The transferability of the Securities you are buying is limited.**

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold  for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

**Your investment could be illiquid for a long time.**

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aerospace hardware development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

**Projections: Forward Looking Information**

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections or forward looking statements include, but are not limited to, the timing for our launch, receiving government grants, getting new customers, and revenues. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

**This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.**

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*[SIGNATURE PAGE FOLLOWS]*

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 12, 2020.

**PRIME LIGHTWORKS INC.**

By           _/s/ Kyle Bernard Flanagan_
                 182DFFA74EE0421...

            Name:     Kyle Bernard Flanagan

            Title:      Chief Executive Officer

---

<u>Exhibit A</u>

## FINANCIAL STATEMENTS

---

## CERTIFICATION

I, Kyle Bernard Flanagan, Principal Executive Officer of PRIME LIGHTWORKS INC., hereby certify that: (1) the financial statements of PRIME LIGHTWORKS INC. included in this Report are true and complete in all material respects; and (2) the tax return information of PRIME LIGHTWORKS INC. included in this Report reflects accurately the information reported on the tax return for PRIME LIGHTWORKS INC. filed for the fiscal year ended December 31, 2018.

_/s/ Kyle Bernard Flanagan_
182DFFA74EE0421...

Principal Executive Officer

# PRIME LIGHTWORKS INC

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2019 AND 2018
## *(Unaudited)*

*(Expressed in United States Dollars)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Prime Lightworks Inc
Torrance, California

We have reviewed the accompanying financial statements of Prime Lightworks, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart FS*

April 27, 2020
Los Angeles, California

**PRIME LIGHTWORKS, INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | | 2019 | | 2018 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 5,375 | $ | 87,018 |
| **Total current assets** | | **5,375** | | **87,018** |
| | | | | |
| Property and equipment, net | | 214,575 | | 274,784 |
| Other assets | | 3,347 | | 3,347 |
| **Total assets** | $ | **223,297** | $ | **365,149** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts payable | $ | 17,033 | $ | - |
| Credit Card | | 34,629 | | 27,713 |
| Loan from Shareholders | | 17,000 | | - |
| Other current liabilities | | - | | 554 |
| **Total current liabilities** | | **68,662** | | **28,267** |
| | | | | |
| Convertible Notes-SAFEs | | 1,825,000 | | 1,500,000 |
| Convertible Notes | | 13,549 | | 13,549 |
| | | | | |
| **Total liabilities** | | **1,907,211** | | **1,541,816** |
| | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common Stock | | 49 | | 49 |
| Treasury Stock | | (52,942) | | (52,942) |
| Aditional Paid in Capital | | 65,683 | | 57,392 |
| Retained earnings/(Accumulated Deficit) | | (1,696,704) | | (1,181,166) |
| | | | | |
| **Total stockholders' equity** | | **(1,683,914)** | | **(1,176,667)** |
| | | | | |
| **Total liabilities and stockholders' equity** | $ | **223,297** | $ | **365,149** |

*See accompanying notes to financial statements.*

**PRIME LIGHTWORKS, INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ - | $ - |
| Cost of goods sold | - | - |
| Gross profit | - | - |
| | | |
| Operating expenses | | |
| General and administrative | 521,255 | 598,899 |
| Research and development | - | - |
| Sales and marketing | 10,757 | 1,658 |
| Total operating expenses | 532,012 | 600,557 |
| | | |
| Operating income/(loss) | (532,012) | (600,557) |
| | | |
| Interest expense | - | - |
| Other Loss/(Income) | (16,474) | (9,771) |
| Income/(Loss) before provision for income taxes | (515,538) | (590,786) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net income/(Net Loss)** | $ (515,538) | $ (590,786) |

*See accompanying notes to financial statements.*

**PRIME LIGHTWORKS, INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**(UNAUDITED)**

**For Fiscal Year Ended December 31, 2019 and 2018**

| (in thousands, $US) | Common Stock | | Aditional Paid in Capital | Accumulated Deficit | Total Members' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balance—December 31, 2017** | **4,856,984** | $ **49** | $ **(11,239)** | $ **(590,380)** | $ **(601,570)** |
| Sharebased Compensation | - | - | 7,690 | - | 7,690 |
| Contribution | - | - | 8,000 | - | 8,000 |
| Net income/(loss) | - | - | - | (590,786) | (590,786) |
| **Balance—December 31, 2018** | **4,856,984** | $ **49** | $ **4,451** | $ **(1,181,166)** | $ **(1,176,667)** |
| Sharebased Compensation | - | - | 8,290 | | 8,290 |
| Net income/(loss) | - | - | - | (515,538) | (515,538) |
| **Balance—December 31, 2019** | **4,856,984** | $ **49** | **12,741** | $ **(1,696,704)** | $ **(1,683,914)** |

**PRIME LIGHTWORKS, INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2019 | | 2018 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (515,538) | $ | (590,786) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of property | | 96,965 | | 84,540 |
| Shared Based Compensation Expense | | 8,290 | | 7,690 |
| Changes in operating assets and liabilities: | | | | |
| Accounts payable and accrued expenses | | 17,033 | | - |
| Credit Cards | | 6,916 | | 15,309 |
| Other current liabilities | | (554) | | 554 |
| **Net cash provided/(used) by operating activities** | | **(386,888)** | | **(482,693)** |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property and equipment | | (36,756) | | (99,389) |
| Sales of property and equipment | | - | | 1,000 |
| **Net cash provided/(used) in investing activities** | | **(36,756)** | | **(98,389)** |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Convertible Notes SAFE borrowings | | 325,000 | | 300,000 |
| Shareholders loan borrowings | | 17,000 | | - |
| Contribution | | - | | 8,000 |
| **Net cash provided/(used) by financing activities** | | **342,000** | | **308,000** |
| | | | | |
| Change in cash | | (81,644) | | (273,082) |
| Cash—beginning of year | | 87,018 | | 360,101 |
| **Cash—end of year** | $ | **5,375** | $ | **87,018** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Conversion of debt into equity | $ | - | $ | - |

*See accompanying notes to financial statements.*

**PRIME LIGHTWORKS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018**

*All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.*

## 1. SUMMARY

Prime Lightworks Inc. was formed on September 29, 2015 ("Inception") in the State of Delaware. The financial statements of Prime Lightworks Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Torrance, California.

Prime Lightworks Inc. was started to investigate measurements of impulsive thrust from a closed radio frequency cavity in vacuum. This technology, called radio frequency (RF) resonant cavity thruster, has the potential to eliminate satellite propellant mass in favor of renewable electric propulsion.

Prime Lightworks makes breakthrough electric propulsion systems for space satellites that are solar powered, fully renewable, and consume ZERO fuel. Prime Lightworks electric propulsion prototype comprises two major components, the RF power electronics enclosure (6U CubeSat footprint) and the RF resonant cavity thruster (1U CubeSat footprint).

Our CubeSat electric propulsion system is designed to be modular and scalable to meet the needs of any spacecraft. Our RF electronics and RF resonant cavities can replace satellite propellant mass and conventional satellite propulsion systems. This paradigm shift in propulsion will increase satellite payload mass and orbital velocities, while lowering fuel emissions and launch costs to orbit.

Our vacuum thrust measurement apparatus improves on the version used by NASA Eagleworks as published in Journal of Propulsion of Power. Our torsion pendulum employs thrust calibration and damping systems similar to NASA. However, our RF power electronics are magnetically shielded and mounted on our torsion pendulum inside our vacuum chamber, to limit the effect of magnetic torque on power cables.

Null tests are performed using a RF load attenuator in place of our RF resonant cavity. Our vacuum thrust measurement campaign is now underway, including error analysis due to magnetic torque and thermal expansion, as well as other potential sources of error. We plan to publish our results once our vacuum test campaign is complete. We are raising our next round of funding to launch our space demonstration mission.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**PRIME LIGHTWORKS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018**

## Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

## Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Computers & Equipment | 5 years |
| Furniture & Fixtures | 7 years |
| Software | 3 years |

## Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

## Income Taxes

Prime Lightworks, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related

**PRIME LIGHTWORKS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018**

appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Revenue Recognition**

The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 27, 2020, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted.

**PRIME LIGHTWORKS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018**

We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

## 3.    PROPERTY AND EQUIPMENT

As of December 31, 2019, and December 31, 2018, property and equipment consists of:

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| Computers & Equipment | $ 51,312 | $ 51,312 |
| Furniture & Fixtures | 11,967 | 11,967 |
| Hardware Machining | 75,867 | 73,780 |
| Software | 65,207 | 65,207 |
| Test Equipment | 193,680 | 168,608 |
| Test Hardware | 65,118 | 55,522 |
| **Property and Equipment, at Cost** | **463,151** | **426,395** |
| Accumulated depreciation | (248,576) | (151,611) |
| **Property and Equipment, Net** | $ **214,575** | $ **274,784** |

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $96,965 and $84,540 respectively.

## 4.    CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company's authorized the issuance of 10,000,000 shares of our common stock with $0.00001 par value. As of December 31, 2019, and 2018, 4,856,984 shares of common stock were issued and outstanding in both years for a consideration of $49.

**PRIME LIGHTWORKS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018**

### Stock Based Compensation

During 2016, the Company authorized the 2016 Equity Incentive Plan (which may be referred to as the "Plan"). The Company reserved 500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2019, 348,000 shares are still available to be issued under the Plan.

### Stock Options

In 2016, the Company granted 80,000 stock options under the Plan to various employees with a total grant date fair value of approximately $11,747. The granted options had an exercise price of $0.30, expire in ten years and vest over 20% on the first anniversary and thereafter every six months until fully vested. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended December 31, | 2016 |
|---|---|
| Expected life (years) | 3.00 |
| Risk-free interest rate | 3.00% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

In 2017, the Company granted 57,000 stock options under the Plan to various employees with a total grant date fair value of approximately $11,321. The granted options had an exercise price of $0.40, expire in ten years and vest over 10 year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended December 31, | 2017 |
|---|---|
| Expected life (years) | 3.00 |
| Risk-free interest rate | 1.63% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

In 2019, the Company granted 10,000 stock options to employee Edward Musmon and 5,000 warrant to Mahmia Inc with a total grant date fair value of approximately $3,290. The granted option and warrant had an exercise price of $0.44, expire in ten years and vest over 10 year period. The stock option and warrant were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended December 31, | 2019 |
|---|---|
| Expected life (years) | 3.00 |
| Risk-free interest rate | 1.88% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

**PRIME LIGHTWORKS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018**

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties and income approach. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|---|
| Outstanding at December 31, 2017 | 137,000 | $ | 0.34 | 1.93 |
| Granted | - | | - | - |
| Execised | - | | - | - |
| Expired/Cancelled | - | | - | - |
| Outstanding at December 31, 2018 | 137,000 | $ | 0.34 | 0.93 |
| Exercisable Options at December 31, 2018 | 28,308 | $ | 0.34 | 0.93 |
| | | | | |
| Outstanding at December 31, 2018 | 137,000 | $ | 0.34 | 1.93 |
| Granted | 15,000 | | 0.44 | - |
| Execised | - | | - | - |
| Expired/Cancelled | - | | - | - |
| Outstanding at December 31, 2019 | 152,000 | $ | 0.35 | 0.36 |
| Exercisable Options at December 31, 2019 | 42,758 | $ | 0.35 | 0.36 |

Stock option expense for the years ended December 31, 2019 and December 31, 2018 was $8,290 and $7,690, respectively. The unrecognized stock option expense is $2,778 and $7,778 as of December 31, 2019 and December 31, 2018, respectively.

## 5.    DEBT

**Convertible Notes-SAFEs**

From 2016 to 2019, the Company received money from investors in the form of SAFEs notes that will later be converted into Preferred Stock. No conversion date has been set. As of December 31, 2019, and December 31, 2018, the outstanding principal amount of SAFE was $1,825,000 and $1,500,000 respectively. None of SAFEs were converted to Preferred Stock as of December 31, 2019 and December 31, 2018.

**PRIME LIGHTWORKS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018**

**Convertible Note**

In 2016, the Company entered into a convertible note agreement with Y Combinator Investments, LLC for total principal of $13,549. The instrument matures in 10 years and bears no interest. The outstanding balance of the note as of December 31, 2019 and 2018, was $13,549.

**Shareholders Loan**

During 2019, the Company received a loan of $17,000 from its shareholders. No agreement was put in place and there is no interest and maturity date.

## 6.    INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| Net Operating Loss | $ (142,439) | $ (5,580) |
| Valuation Allowance | 142,439 | 5,580 |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| Net Operating Loss | $ (171,290) | $ (17,453) |
| Valuation Allowance | 171,290 | 17,453 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $515,538. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company

**PRIME LIGHTWORKS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018**

immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.


## 7.    RELATED PARTY

The company executed an engagement letter to a monthly subscription in the amount $2,000 with Atrium for legal advisory services. Atrium is owned by Justin Kan, who has an equity stake in Y Combinator Investments, LLC. Y Combinator Investments, LLC is a company stockholder that owns 303,573 shares and the holder of the convertible note issued by the company as discussed in note 4.

During 2019, the Company received a loan of $17,000 from its shareholders. No agreement was put in place and there is no interest and maturity date.

## 8.    COMMITMENTS AND CONTINGENCIES

**Operating Leases**

On February 14, 2019, the Company renewed the Greentown Labs member agreement for a lab space that begins on February 1, 2019 and ends on January 31, 2020. The monthly new monthly rent is in the amount of $5,756.

On March 22, 2019, the Company renewed its office rental agreement with TMT South Bay Business Park, Inc. The term of the lease was extended from April 1, 2019 to March 31, 2020. The monthly new monthly rent is in the amount of $2,860.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

| As of Year Ended December 31, 2019 | | |
|---|---|---|
| 2020 | $ | 14,336 |
| 2021 | | - |
| 2022 | | - |
| 2023 | | |
| 2024 | | - |
| Thereafter | | - |
| **Total future minimum operating lease payments** | **$** | **14,336** |

Rent expense for the fiscal years 2019 and 2018 was $93,373 and $60,024, respectively.

**PRIME LIGHTWORKS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018**

### Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

### Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 27, 2020, the date the financial statements were available to be issued.

On April 1, 2020, the Company signed portfolio service agreement with non-profit public benefit corporation LACI to act as an advisor to the firm. As part of the agreement, the company offered LACI Advisory Equity Compensation warrant to purchase 123,339 shares of common stock at $0.001 exercise price.

Subsequent to December 31, 2019, the Company continued to sell 89,504 shares of common stock through its Regulation CrowdFunding ("Reg CF") on StartEngine, LLC. The Company recognized gross proceeds of $175,370 and had a subscription receivable of $28,597 related to the sale of these shares as April 27, 2020.  In connection with this offering, the Company incurred offering costs of $29,155, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 10.  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $1,696,704 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned

**PRIME LIGHTWORKS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018**

development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.